SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

ECO WAVE POWER GLOBAL AB (PUBL)
(Name of Issuer)

AMERICAN DEPOSITARY SHARES (each representing eight (8) Common Shares SEK 0.02 per share)
(Title of Class of Securities)

27900N103
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27900N103	13G	Page 2 of 5

CUSIP NO.	27900N103

1	Name of Reporting Persons David Leb
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use only
4	Citizenship or Place of Organization Canada
Number of	5	Sole Voting Power 11,850,902
Shares Beneficially Owned by Each	6	Shared Voting Power 0
Reporting Person With:	7	Sole Dispositive Power 11,850,902
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,850,902
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 26.7% (1)
12	Type of Reporting Person: IN

(1)	Based on 44,394,844 Common Shares outstanding as of September 30, 2021.

CUSIP No. 27900N103	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer: Eco Wave Power Global AB (publ) (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: Strandvägen 7A, 114 56 Stockholm, Sweden

Item 2.

(a)	Name of Person Filing: David Leb

This Statement is filed by:

David Leb

The foregoing is referred to as the “Reporting Person” in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence: The address of the Reporting Person is: Pacific village, Apartment 11B, Panama city, Panama, Panama.

(c)	Citizenship: Canada

(d)	Title of Class of Securities:

American Depositary Shares (each representing eight (8) Common, Shares SEK 0.02 per share).

(e)	CUSIP Number:

27900N103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 27900N103	13G	Page 4 of 5

Item 4.	Ownership

(a)	Amount beneficially owned:

11,850,902 Common Shares

(b)	Percent of class:

26.7%

(c)	Number of shares as to which the persons has:

(i)	Sole power to vote or direct the vote: 11,850,902 Common Shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,850,902 Common Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 27900N103	13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2022

/s/ David Leb
David Leb